02043295

EXECUTION COPY

7-1-02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

HANARO TELECOM, INC.
(Name of the Registrant)

Kukje Electronics Center Bldg., 24th Floor
Seocho-dong 1445-3, Seocho-ku
Seoul, Korea 137-728
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _√_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __ No _√_

Hanaro Telecom, Inc. (the "Company") is furnishing under cover of Form 6-K, a letter dated July 12, 2002, from the Company's independent auditors, Anjin & Co., previously a member firm of Andersen Worldwide SC, notifying that Anjin & Co. is now a member firm of Deloitte Touche Tohmatsu ("DTT") and has entered into an agreement to merge with Hana Accounting Corporation, a member firm of DTT.

July 12, 2002

Dear Clients and Friends:

I am very pleased to inform you that Anjin & Co. is now a member of the global network of Deloitte Touche Tohmatsu (DTT). Effective immediately, Anjin has access to the worldwide technical resources of DTT including the AuditSystem/2™ audit methodology. Also effective immediately, Anjin will follow the DTT system of quality control.

On July 8, 2002, Anjin signed a Definitive Agreement providing for a merger with a target date of September 30, 2002 with Hana Accounting Corporation, also a member of the global network of DTT. Until that time, Anjin and Hana will be operating independently, but will cooperate with each other in various areas of service.

DTT is one of the largest and most respected accounting firms especially known for its technology based audit methodology and human resources composed of experienced and highly qualified people. DTT has many major multinational clients such as General Motors, Microsoft and Morgan Stanley. DTT takes great pride in the ability to deliver consistent global service by sharing common technical and operating standards, as well as common methodologies, training and technology.

We appreciate your support and confidence in Anjin & Co. and look forward to continuing to provide you with the world-class professional services that you expect from us. If you have any questions concerning our new affiliation with DTT, please do not hesitate to call me or your engagement partner.

Sincerely,

Seung-Woo Yang
Country Managing Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanaro Telecom, Inc.

Date: July 18, 2002

By: [signature]
Name: Kyu June Hwang
Title: Managing Director